UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

<u>NOTIFICATION OF LATE FILING</u>

SEC FILE NUMBER
0-21762

(Check One): Form 10-K Form 20-F Form 11-K Form N-SAR
        <u>X </u> Form 10-Q Form 10-D Form N-CSR

          For Period Ending: <u>June 30, 2007</u>
          [ ]Transition Report on Form 10-K
          [ ]Transition Report on Form 20-F
          [ ]Transition Report on Form 11-K
          [ ]Transition Report on Form 10-Q
          [ ]Transition Report on Form N-SAR
          For the Transition Period Ended:

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

<u>GATEWAY TAX CREDIT FUND III LTD.</u>
Full Name of Registrant

<u>880 CARILLON PARKWAY</u>
Address of Principal Executive Office

<u>ST. PETERSBURG, FLORIDA 33716</u>
City, State and Zip Code

<u>PART II - RULES 12b-25(b) AND (c)</u>
If the subject report could not be filed without unreasonable effort
or expense and the registrant seeks relief pursuant to Rule 12b-25(b),
the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of
           this form could not be eliminated without unreasonable effort
           or expense;

<u>X</u>   (b) The subject annual report, semi-annual report, or transition
           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR,
           or portion thereof, will be filed on or before the fifteenth
           calendar day following the prescribed due date; or the subject
           quarterly report or transition report on Form 10-Q, or subject
           distribution report on Form 10-D or portion thereof will be filed on
           or before the fifth calendar day following the prescribed due date;
           and

       (c) The accountant's statement or other exhibit required
           by Rule 12b-25(c) has been attached if applicable.

<u>PART III - NARRATIVE</u>

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form
11-K, Form N-SAR, Form N-CSR, Form 10-Q, or Form 10-D, or the transition report
or portion thereof, could not be filed within the prescribed time
period. (Attach Extra Sheets if Needed)

  1) The registrant could not timely file its quarterly report on Form 10-Q
     for the quarter ended June 30, 2007 due to the inability to obtain
     information from Project Partnerships on a timely basis for the text of
     the required items for Form 10-Q. We believe these matters will be
     resolved and the report will be issued within the next 5 days.

SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in
         regard to this notification

         Jonathan Oorlog   (727) 567-1684
           (Name)   (Area Code)(Telephone Number)

(2)   Have all other periodic reports required under
         Section 13 or 15(d) of the Securities Exchange
         Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12
         months or for such shorter period that the
         registrant was required to file such report(s)
         been filed? If answer is no, identify report(s).
         X   Yes   No

(3)   Is it anticipated that any significant change in
         results of operations from the corresponding
         period for the last fiscal year will be
         reflected by the earnings statements to be
         included in the subject report or portion thereof?
         Yes   No X

    If so, attach an explanation of the anticipated change,
    both narratively and quantitatively, and, if appropriate,
    state the reasons why a reasonable estimate of the results
    cannot be made.

              GATEWAY TAX CREDIT FUND III LTD.
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the
undersigned hereunto duly authorized.

Date: August 14, 2007   By: /s/ Ronald M. Diner
                                Ronald M. Diner, President
                                Raymond James Tax Credit Funds, Inc.